SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           HALLWOOD ENERGY CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)


                                     40636X
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                                 (CUSIP NUMBER)

                              W. ALAN KAILER, ESQ.
                 JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION
                          1445 ROSS AVENUE, SUITE 3200
                            DALLAS, TEXAS 75202-2799
                                 (214) 855-4500
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                       (NAME, ADDRESS AND TELEPHONE NUMBER
                         OF PERSON AUTHORIZED TO RECEIVE
                           NOTICES AND COMMUNICATIONS)


                                DECEMBER 21, 1999
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-l(e), (f) or (g), check the following box   [ ].





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CUSIP No. 40636X

     1.   Names of  Reporting  Persons  S.S.  or I.R.S.  Identification  Nos. of
          Persons:
            The Hallwood Group Incorporated                           51-0261339
          ----------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [ ]           (b) [ ]

     3.   SEC Use Only
                         -------------------------------------------------------

     4.   Source of Funds (See instructions)           00
                                             -----------------------------------

     5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6.   Citizenship or Place of Organization         Delaware
                                             -----------------------------------

                                 7.   Sole Voting Power         1,800,000 Shares
         Number of Shares                                   --------------------
         Beneficially Owned by   8.   Shared Voting Power               0
         Each Reporting Person                              --------------------
         With                    9.   Sole Dispositive Power    1,440,000 Shares
                                                            --------------------
                                10.   Shared Dispositive Power    360,000 Shares
                                                            --------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                1,800,000 Shares
          ----------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

     13.  Percent of Class Represented by Amount in Row 11.
                                      18%
          ----------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions):
                                       CO
          ----------------------------------------------------------------------


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



                                  SCHEDULE 13D
                                  ------------

         This Amendment No. 1 to Schedule 13D amends the Schedule 13D, dated June 17, 1999, as previously amended (the "Schedule 13D"), filed by The Hallwood Group Incorporated, a Delaware Corporation (the "Company"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D. "No material changes" means no material changes to the response contained in the Company's Schedule 13D previously filed.

ITEM 1.  SECURITY AND ISSUER.

               No material changes.

ITEM 2.  IDENTITY AND BACKGROUND.

               No material changes.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Not applicable.

ITEM 4.  PURPOSE OF TRANSACTIONS.

               Pursuant to an Agreement dated May 5, 1999 (the "Agreement") among the Company, Epsilon Trust, of which Mr. Brian Troup and certain family members are beneficiaries (the "Trust") and Mr. Brian Troup, the Company, the Trust and Mr. Troup agreed to separate their interests. On December 21, 1999 all conditions to the completion of the transactions contemplated by the Agreement were satisfied. See Item 6 below for a discussion of the terms of the Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

               Pursuant to the Agreement, on December 21, the Company transferred 360,000 shares of Common Stock (the "Common Stock") of Hallwood Energy Corporation representing approximately 3.6% of the outstanding Common Stock to the Trust. Under the Agreement, the Trust has granted the Company an irrevocable proxy as to the 360,000 shares transferred to the Trust and, therefore, the Company may be deemed to have sole voting power with respect to such shares. Also under the Agreement, the Trust has granted the Company a right to purchase such shares for six months after the transfer of such shares and a right of first refusal with respect to the shares thereafter. Therefore, the Company and the Trust may be deemed to share dispositive power over such shares. Other than the transactions contemplated by Agreement, no transactions in the common stock have been reported by the Company or any of the entities or the executive officers or directors listed in response to Item 2 during the past 60 days.


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


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The Company, the Trust and Mr. Troup have entered into the Agreement described in Items 4 and 5. Pursuant to the Agreement, Mr. Troup resigned as an officer and director of the Company. Also pursuant to the Agreement, the Company transferred to the Trust 82,608 units of Hallwood Realty Partners, L.P. and 360,000 shares of common stock of Hallwood Energy Corporation in exchange for the 305,196 shares of Common Stock of the Company owned by the Trust and the cancellation of options to purchase 37,200 shares of Common Stock held by Mr. Troup.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  1. Agreement, dated May 5, 1999, by and among The Hallwood Group, Epsilon Trust and Brian M. Troup, filed as Exhibit
                  10.34 to  Hallwood's  Quarterly  Report  on Form  10-Q for the
                  quarter ended March 31, 1999 (File No. 1-8303) and incorporated herein by reference.







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


                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 11, 2000                     THE HALLWOOD GROUP INCORPORATED



                                            By:      /s/ Melvin J. Melle
                                                     ---------------------------
                                                     Melvin J. Melle
                                                     Vice President





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